3-1-02

02029577

1102706

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MARCH, 2002

IMA Exploration Inc.
(Translation of registrant's name into English)

0-30464
(SEC File Number)

#709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMA Exploration Inc.
(Registrant)

Date March 8, 2002

By ______________
(Signature)*
Name: William Lee
Title: Director

*Print the name and title of the signing officer under his signature.

IMA EXPLORATION INC.

(the "Company")

ANNUAL INFORMATION FORM

(the "AIF")

FEBRUARY 28, 2002

ANNUAL INFORMATION FORM
IMA EXPLORATION INC.
TABLE OF CONTENTS

Page No.

ANNUAL INFORMATION FORM

IMA EXPLORATION INC.

PRELIMINARY NOTES

All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

CURRENCY EQUIVALENTS

All dollar amounts are expressed in Canadian dollars unless otherwise indicated. The Company's accounts are maintained in Canadian dollars.

ANNUAL INFORMATION FORM

IMA EXPLORATION INC.

1. CORPORATE STRUCTURE

1.1 Name and Incorporation

The Company was incorporated under the *Company Act* (British Columbia) on September 17, 1979 as Gold Star Resources Ltd. On May 1, 1990, the Company filed an Altered Memorandum to reflect its name change to EEC Marketing Corp. On January 13, 1992, the Company filed an Altered Memorandum to reflect its name change to Amera Industries Corp. On February 9, 1995, the Company filed an Altered Memorandum to reflect its name change to International Amera Industries Corp. On February 20, 1996, the Company filed an Altered Memorandum to reflect its name change to IMA Resource Corporation. Effective July 7, 1998, the Company underwent a statutory plan of arrangement (the "Arrangement") with Viceroy Resource Corporation ("Viceroy"), changed its name to IMA Exploration Inc., consolidated its share capital on the basis of four old shares for one new share and filed an Altered Memorandum to give effect to the foregoing.

The office and principal address of the Company is located at #709 - 837 W. Hastings Street, Vancouver, British Columbia V6C 3N6. The Company's registered and records office is located at Suite 1400 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9.

1.2 Intercorporate Relationships

As of the date of this AIF, the Company holds a 100 % interest in IMA Holdings Corp. ("IHC"), a British Columbia company and an 80 % interest in IMPSA Resources (BVI) Inc. ("IMPSA (BVI)"), a British Virgin Islands company.

IHC holds 100 % interest in Inversiones Mineras Argentinas Inc. ("IMA Barbados"), a Barbados company, the remaining 20 % interest in IMPSA (BVI) and an 80.69 % interest in IMPSA Resource Corporation ("IMPSA"), an inactive, private British Columbia company.

IMPSA (BVI) holds a 100 % interest in a Peruvian subsidiary, Minera IMP-Peru S.A. ("IMPSA Peru"), which holds the Peruvian mineral property interests.

IMA Barbados holds a 100 % interest in Inversiones Mineras Argentinas S.A. ("IMA Argentinas"), which holds the Company's Argentine mineral property interests.

The Company's current corporate structure is depicted as follows:


IMA EXPLORATION INC.
("IMA")
80%
100%
IMA HOLDINGS CORP.
("IHC")
20%
80.69%
100%
IMPSA RESOURCES (BVI) INC.
("IMPSA (BVI)")
IMPSA RESOURCES CORPORATION
("IMPSA")
INVERSIONES MINERAS ARGENTINAS INC.
("IMA Barbados")
100%
100%
MINERA IMP - PERU S.A.
("IMPSA Peru")
INVERSIONES MINERAS ARGENTINAS S.A.
("IMA Argentinas")
PERUVIAN PROPERTIES
ARGENTINEAN PROPERTIES

2. GENERAL DEVELOPMENT OF THE BUSINESS

Since April 3, 1996, the Company has been engaged, through its subsidiaries, in the acquisition and exploration of mineral properties. Between August 31, 1994 and April 3, 1996, the Company was an inactive company seeking a new business opportunity. Between January 31, 1992 and August 31, 1994, the Company was involved in the eyewear and optical products industry. Prior to January 31, 1992, the Company was inactive.

The April 3, 1996, the acquisition of IHC by the Company resulted in the former shareholders of IHC acquiring control of the Company. At the time of the acquisition, the Company had two common directors with IHC. The transaction was treated for accounting purposes as a reverse-takeover.

In accounting for this transaction:

(i) IHC was deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets were included in the Company's consolidated balance sheet at their historical book value; and

(ii) control of the net assets and business of the Company was acquired effective April 3, 1996. The transaction was accounted for as a purchase of the assets and liabilities of the Company by IHC at their fair values.

IHC's primary asset was a 50% joint venture interest in Minas Argentinas (Barbados) Inc. ("Minas Barbados"). OroBelle Resources Corporation ("OroBelle"), a third party, held the remaining 50% interest in Minas Barbados. The sole asset of Minas Barbados was its 100% interest in Minas Argentinas S.A. ("MASA"). MASA is an Argentine company whose main activity is exploration of mineral properties in Argentina. During 1998, the Company held discussions with OroBelle and its majority shareholder, Viceroy, to restructure the arrangement and facilitate the funding of future financial requirements of MASA.

In May 1998, the Company entered into an arrangement with Viceroy whereby the Company exchanged its 50% interest in Minas Barbados for 2,200,000 common shares of Viceroy (the "Viceroy Shares"), a 2% net smelter returns royalty interest in the mineral property interests held by MASA, and the extinguishments of all debts owing by the Company to MASA. The Company also restructured its share capital to facilitate the distribution of 1,540,000 Viceroy Common Shares to the Company's shareholders.

IMPSA was formed in September 1995, by the Company in order to pursue opportunities in Peru. At that time, exploration efforts by other companies in Peru were beginning in earnest. Management believed Peru was a favorable country for mineral exploration due to the country's geology and strong mining culture. In addition, management believed that Peru was under-explored.

Management believed that the amount of capital necessary to fully exploit opportunities in Peru was greater than what the Company sought to invest. Since the Company had an ongoing exploration program in Argentina, the Company initially limited the funding of its Peruvian projects to $250,000. The Company established IMPSA and used the Company's $250,000 capital contribution to establish an infrastructure and initiate property reviews. A number of consultants were retained and detailed property assessments were initiated. The Company determined that in order to further develop IMPSA, additional funding would be required. The Company initially received 500,000 common shares of IMPSA, or 30.76% of the then issued and outstanding common shares of IMPSA, for its $250,000 capital contribution. As a result of issuing 375,000 shares to IMPSA's management and key employees, and the completion of two private placements resulting in the issuance of a total of 1,528,000 common shares of IMPSA, the Company's initial investment in IMPSA was diluted to 20.76%. However, in order to assure the Company an ongoing interest in the assets of IMPSA, the Company retained a 20% participating interest in IMPSA (BVI) and retained the right to maintain a 20% ownership interest in IMPSA. During fiscal 1998, the Company increased its investment in IMPSA from 20.76% to 43.81% by purchasing an additional 990,963 common shares of IMPSA. In January 1999, the Company acquired an additional 6,500,000 common shares of IMPSA, increasing its equity interest from 43.81% to its current 80.69%. During 2001, the Company completed the reorganization of its corporate structure to continue the funding of the Company's Peruvian exploration activities. On August 20, 2001, the Company entered into an agreement with its 80.69% subsidiary, IMPSA to acquire IMPSA's 80% interest in IMPSA (BVI) and IMPSA's advances to IMPSA (BVI), of approximately US$1.536 million, in exchange for CDN$850,000 plus a 2% fee on any net revenue or proceeds from the disposition of certain properties held by IMPSA (BVI). The fee is limited to a maximum of CDN$1.4 million. This transaction was approved by IMPSA's shareholders on September 14, 2001. IMPSA used the cash proceeds to retire its debt to the Company. Through IHC, the Company held the remaining interest in IMPSA (BVI).

During 2002, the Company intends to focus on exploration activities in Peru.

3. NARRATIVE DESCRIPTION OF THE BUSINESS

The Company is engaged in the acquisition and exploration of mineral properties with a focus in Latin America in Peru and Argentina.

As of September 30, 2001, the Company has recorded $4,454,538 for mineral properties and deferred costs on its properties. These expenses were for the initial acquisition of properties, ongoing property payments, exploration activities, associated administrative costs, and for the preliminary evaluation of selected properties. The primary focus of the Company is the Rio Tabaconas property, located in northern Peru.

Peruvian Properties

Rio Tabaconas Property

The following discussion on the Rio Tabaconas property was based upon the "Geological Report on the Phase One Surface Exploration and Drilling Program" prepared by Mr. George Sivertz, Professional Geologist, OreQuest Consultants Ltd., dated February 5, 2002.

Property Description and Location

The 6,800 hectare Rio Tabaconas property is located in northwestern Peru, approximately 35 kilometers south of the southernmost tip of Ecuador. The Company has an option to purchase three claims covering a 2,890 hectare area within the central part of the property and holds 100% ownership, with no outstanding royalties, on the remainder of the property.

The Rio Tabaconas property is located 760 kilometers NNW of Lima in the District of Tabaconas, Province of San Ignacio in the northern part of the Department of Cajamarca, Peru. The Peru-Ecuador border is located approximately 35 kilometers to the north of the property. The town of Tamborapa is situated in the west-central part of the property.

Access can be gained by road from the coastal city of Chiclayo, which has daily jet flights to and from Lima. The journey, by way of Jaen and Tamborapa Puerto to Tamborapa Pueblo, located in the southwestern part of the property, takes approximately 12 hours. During the drill program the San Ignacio Provincial government was in the process of constructing a new road to link Tamborapa with the provincial capital of San Ignacio, 24 kilometers to the northeast. This road may eventually provide an alternative means of access to the property from Jaen.

The central part of the property is reached by means of a rough road leading northeast up the Quebrada Las Minas from Tamborapa. This road follows the planned route of the new Tamborapa - San Ignacio link. The upper section of the Quebrada Las Minas and the lower, cultivated sections of the adjacent ridges can be reached using the local farmers' footpaths.

Ownership

Pursuant to an agreement between IMPSA Peru and Sociedad Minera de Responsabilidad Limitada Don Alberto, JJ De Piura and Sociedad Minera de Responsabilidad Limitada Nova JJ de Piura dated January 24, 1997, (subsequently amended on January 31, 2000, August 22, 2000 and April 24, 2001) IMPSA Peru acquired an option from J and J Madueno Bustamante to purchase a 100% interest in three concessions totalling 2,890 hectares in the Cajamarca Department of San Ignacio Province in northern Peru. In addition, IMPSA Peru owns nine claims totalling 6,300 hectares, which surround and overlie the optioned concessions. Collectively these are known as the Rio Tabaconas project. The terms of the option agreement require an aggregate sum of US$1,500,000 payable over seven years and an exploration program totalling US$525,000 over three years.

Of the total option payments US$85,000 has been paid. The remaining payments and due dates are: US$50,000 on April 30, 2002, US$50,000 on December 30, 2002, US$50,000 on July 30, 2003, US$50,000 on December 30, 2003, and US$1,215,000 on July 30, 2004 (this final payment is to be made if the commercial exploitation of the property has commenced. Alternatively, in the event commercial exploitation of the property does not occur, the payments are to be made in five instalments of US$200,000, commencing July 30, 2004 and subsequent instalments beginning on December 30, 2005 of each following year and the final instalment of US $215,000. In the event that commercial production commences during this period, the full remaining balance is due within 20 days of production start-up.

The exploration program requires work expenditures totalling US$525,000 to be completed as follows: US$75,000 by October 24, 2000, US$150,000 by October 24, 2001, and US$300,000 by October 24, 2002. As at December 31, 2001, approximately $1,250,000 has been spent on work expenditures. Subject to securing sufficient financing, the Company intends to spend approximately $1,404,000 for this property during 2002 of which approximately $286,000 is for a six week Phase 2A pre-drill program and $890,000 is for a Phase 2B 3000 meter drill program, $160,000 will be used to pay the option payments due in April and December 2002. The balance of $68,000 will be used to pay government charges (known as "canons") for the right to do exploration work. These charges are the Company's responsibility and are not credited to option payment or exploration program requirements.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Rio Tabaconas property lies on the east side of the Sierra Occidental of the Andes, at elevations of between 1,000 and 2,400 meters in an area of rugged terrain characterized by deeply incised valleys separated by narrow ridges. The rainy season in this part of Peru extends from approximately mid-December to April but the division between the wet and dry seasons here is not so sharp as in other areas of Peru. Exploration in this part of Peru can be conducted year-round.

The mild temperatures and high humidity support the growth of dense vegetation. In old-growth forest, the high canopy prevents much sunlight from reaching the forest floor, so there is little undergrowth. In second-growth forest and abandoned plantations, the trees are small and widely spaced, permitting the growth of dense underbrush.

Much of the natural forest in the more accessible areas has been cleared for agriculture; coffee is the most important cash crop. Old cleared areas with depleted soils have been taken over by tough, wiry grasses and thorny bushes; this vegetation is occasionally used for cattle pasture, and is sometimes burnt over as a preamble to more intensive agriculture. The pattern of agricultural usage can provide useful clues to local geological features. Many hillside coffee groves are watered by springs emanating from fault zones; forested patches bordered by fields indicate rough rocky terrain often underlain by resistant rock formations (such as zones of silicification), and extensive cultivated areas usually mark zones of weathered intrusive or volcanic rock.

The village of Tamborapa, in the west-central sector of the property, is situated on the east bank of the Tabaconas River, which flows southeast into the Rio Maranon. The main road connecting Jaen with Huancabamba ascends the Tabaconas river valley, passing through numerous small villages before reaching Tamborapa. From Tamborapa, the road continues up the valley to Tabaconas, the district capital, and then climbs west-northwest over the summit of the western range of the Andes and descends into the Huancabamba valley. Because it follows a large river for most of its route, the segment of the road linking Tamborapa with Jaen has gentle grades and could be relatively easily upgraded to handle heavy vehicles. There is a single bridge crossing the Tabaconas River, approximately 30 kilometers downstream from Tamborapa. By contrast, the segment of the road linking Tamborapa to the city of Huancabamba has steep grades and crosses unstable terrain for much of the route between Tabaconas village and the Huancabamba valley. This route, in the writer's opinion, would be difficult to upgrade and would be subject to landslides in times of high rainfall.

The Province of San Ignacio and the Peruvian government are currently engaged in the construction of a road to link the town of San Ignacio with Tamborapa village. The road is being extended from a point on the present road network west of San Ignacio; the planned route crosses the divide at the headwaters of Quebrada Las Minas at an elevation of 2,300 meters and descends along a series of switchback curves into the lower Las Minas valley.

History

Evidence of historic mining at Tabaconas includes previously known and newly discovered workings throughout the Cerro Tablon and Cerro Las Minas areas, as well as place names with reference to mining in the current nomenclature, such as Cerro Las Minas and Quebrada Las Minas.

Mine workings at Tabaconas are believed to be on the order of 100 to 150 years old and include adits, cuts and ventilation shafts on several locations on Cerro Tablon and Cerro Las Minas. In the valleys, large cylindrical stones used to crush raw ore in an arrastra or 'patio' mill are known. According to local history, gold ore was extracted from workings on Cerro Las Minas and Cerro Tablon, hand-sorted at the mine sites, and then transported down to the Quebrada Las Minas where it was crushed in animal or water powered arrastras. The gold was recovered by sluicing and amalgamation. There is no evidence of recent hard rock mining on the property, but small placer operations can be found along the Tabaconas River and in the lower sections of its larger tributaries.

The first modern examination of what is now the Tabaconas property was conducted in the late 1980s, when a government-funded Peruvian-German consortium re-opened the old mine workings on Cerro Tablon and carried out experimental geochemical and geological studies in the mine area. The Company acquired the property in January, 1997. Since that time, the property has been briefly examined and sampled by a number of companies at the Company's invitation.

Work conducted on the Rio Tabaconas property by the Company began with brief examinations by Arthur Freeze (1997) and George Sivertz (1999). In June-July 2000 the Company carried out a four-week property-wide geochemical sampling program. A property-wide, low-level helicopter-borne EM and magnetic geophysical survey in November 2000; this was followed up by a ground geophysical survey was conducted (28 Schlumberger array IP soundings and 3 line kilometers of magnetometer surveys) in June 2001. The latter geophysical surveys were carried out during a three-week program of geological mapping and soil geochemical surveys in June, 2001.

The most recent work program was conducted from August 24 to October 5, 2001. The principal focus of the program was a 33 hole, 1,600-meter diamond drill program that started on September 5, 2001 and ended on September 24, 2001. The drill program tested three areas (Tablon, Tablon West and La Union Ridge) on Cerro Tablon. Other exploration conducted before, during, and after the drill program included grid-based soil sampling and geological mapping on the southwest side of Cerro Tablon, sampling of Adit 1 in the main Tablon area, trenching and geological mapping at Tablon West, geological mapping and panel sampling in the West Breccia Zone on Cerro Las Minas, and soil sampling, trenching and geological mapping at the Peak Zone on Cerro Las Minas.

Geological Setting

Preliminary regional mapping in the Rio Tabaconas area was completed in the mid-1980s, a time when little funding was available. The current geological maps were published in 1987 (Reyes and Caldas, 1987) and represent a generalized and preliminary stage of mapping, with the major elements in place but little detail. The Huancabamba map-area, which incorporates the Rio Tabaconas property, is underlain by a series of sub-parallel, north-trending, fault-bounded blocks of rock with widely differing ages and lithologies. On the west side of the map-area in the Huancabamba valley, intermediate to felsic Tertiary volcanic rocks of the Llama, Porculla, and Shimbe (Huambos) formations predominate. These are well exposed near Huancabamba in a series of multi-hued outcrops, which range in texture from stratified ignimbrite to tuff breccia. The Tertiary volcanics are bounded to the east by a high angle fault that separates the Tertiary terrane from a belt of Paleozoic sedimentary and metavolcanic rocks. The Paleozoic belt is in turn bordered to the east by Precambrian rocks of the Olmos and Maranon complexes; in the northern half of the map-area, the contact may be an east-dipping thrust fault (Precambrian over Paleozoic), while in the south it is a high angle fault.

The eastern third of the map-area where the Rio Tabaconas property is located is underlain by Paleozoic to Cretaceous sedimentary and volcanic rocks, which are capped in the area north of Tabaconas by a sequence of Middle Tertiary volcanic and volcaniclastic rocks belonging to the Namballe Formation. The contacts between this eastern belt of rocks and the Precambrian "basement" complex to the west are interpreted to be an angular unconformity (in the south) or a series of high angle faults (in the north).

The eastern or Tamborapa belt of rocks is dominated by volcanic flows, tuffs, and coarse pyroclastic rocks assigned to the Oyotun Formation, of Jurassic age. This formation also includes tuffaceous sedimentary rocks and volcanic sediments with intercalated limestone in the higher parts of the volcanic sequence. Erosional windows of Ordovician metasedimentary rocks of the Salas Group occur in the Oyotun cover at Tamborapa and to the north and south. In a large area 10-15 kilometers north of Tamborapa, the Oyotun rocks are overlain by pyroclastic volcanics, tuffaceous sandstones, and volcanic conglomerates of the Mid-Tertiary Namballe Formation, which may be stratigraphically equivalent to the Porculla Volcanics in the western part of the map-area.

Plutonic rocks of Cretaceous-Tertiary age intrude all the supracrustal rocks in the region except for the youngest Tertiary volcanic sequences. The dominant intrusive type in the south-central part of the map-area and in the area of the Tamborapa property is porphyritic granite of the Paltashaco pluton. Smaller areas in the center of the map-area and on the west border of the Tamborapa property are underlain by tonalite or diorite of the Rumipite pluton. A large mass of intrusive rock on the east boundary of the area is also mapped as Rumipite tonalite.

The dominant faults in the Huancabamba-Tamborapa area strike NW. Other faults crosscut this trend, striking E-W to NE. A number of the dominant NW faults change direction at a flex point near the center of the map-area, veering to the north. The area of flexure coincides with occurrences of intrusive rocks and may mark a deep-seated ENE trending zone of crustal weakness and structural disturbance.

The Rio Tabaconas property lies within the Cajamarca copper-gold metallogenic belt, which extends from Michiquillay, near the city of Cajamarca, northwards into Ecuador. This belt is defined by a number of important gold and copper-gold deposits hosted by Tertiary volcanic and intrusive rocks and Mesozoic sedimentary rocks. Two of the most significant deposits in the belt are Yanacocha and La Granja. Newmont Mining Corp.'s Yanacocha Mine is exploiting a series of oxidized volcanic-hosted epithermal deposits; reserves and past production total more than 30 million ounces of gold. Some 100 kilometers to the northwest is the La Granja porphyry copper deposit which was acquired by BHP Billiton Limited in November, 2000. Other important deposits in the belt include the Michiquillay, Tantahuatay, Cerro Corona, Canariaco, Pena Verde, and Lanchipampa porphyry systems and the La Zanja, Jehuamarca and Las Huaquillas volcanic or sedimentary-hosted gold and polymetallic deposits. The deposits in the belt are typically of Tertiary age and genetically linked to heat engines or convective hydrothermal systems associated with Tertiary intrusive and volcanic centers.

Recent exploration in the northern portion of the Cajamarca belt includes Cu-Au porphyry and polymetallic targets on Sulliden Exploration's Las Huaquillas Property, Cu porphyry mineralization on Gitennes Exploration's Rio Blanco property and ongoing work by BHP-Billiton Limited and subsequently by Corriente Resources Inc. in the so-called Corriente Copper Belt (formerly Pangui District) in southern Ecuador.

Exploration

In mid-2000, the Company carried out a four week exploration program at Rio Tabaconas at a cost of approximately $40,000. Highlights included:

- Discovery of a field of massive sulphide boulder field in the valley of Quebrada Las Minas downslope from Cerro Tablon. Sampling of 22 of the boulders (size ranges up to 500 tonnes) returned an average gold grade of 9.3 g/t.

- Identification of in situ mineralization upslope from the boulders at Cerro Tablon. The features within this target are as follows: Samplings of massive, semi-massive and stockwork sulfide mineralization were collected from outcrops at Tablon and Tablon West and returned an average grade of 5.6 g/t gold from 122 samples. Soil sampling of adjoining areas upslope and to the north where outcrop is lacking returned very strong gold in soil results, expanding the target to 500 x 300 meters. Subsequent work established that the potential size of the Cerro Tablon target is 1,000 meters x 500 meters.

- At Cerro Las Minas, altered volcanic breccias define a circular target approximately 800 meters in diameter, possibly representing an intrusive diatreme. Rock and soil sampling defined a strong coherent Au-Ag-Pb-Zn-As anomalous zone approximately 600 meters long and 100 - 200 meters wide in the core of the target. On the north and south flanks, narrow, high-grade vein structures have been mined. This mineralization may be "leaking" upwards from a larger mineralized body at depth.

- Regional geological mapping and stream sediment geochemical sampling over much of the 68 square kilometer property identified three areas of iron (magnetite) skarn, and several highly anomalous gold and indicator element anomalies in stream sediments, which are unrelated to currently known zones of mineralization on the property.

In November 2000, a helicopter-borne electromagnetic ("EM") and magnetic survey was flown at a cost of approximately $93,000. The magnetic results provide a structural framework for the whole property, and showed the presence of a number of well-defined ENE-trending cross features. This cross trend direction is an important element at other important mineral deposits in the belt, including Yanacocha, Antamina and

Magistral, and in the latter two cases, cut the same Mesozoic age host rock sequence as is present at Tabaconas.

The EM results, while restricted by steep topography in some areas, detected anomalies immediately south of known mineralization at Tablon, in an area of overburden, as well as in a major north-south trending drainage located some 2 to 3 kilometers west of Tablon. The latter EM anomaly (known as "Anomaly A") appears to be associated with the same positive magnetic feature, interpreted to be a buried intrusive, as Cerro Tablon.

In July, 2001 a pre-drilling surface exploration program was conducted on the Tablon and Tablon West zones at Tabaconas at a cost of approximately $25,000. Exploration results expanded the high grade Tablon gold target to an area of 600 meters in length and up to 200 meters in width (open in all directions). Within this area, sampling of a newly discovered outcrop of massive to semi-massive sulphides produced an average of 27.2 grams per tonne ("g/t") gold over 8.55 meters, including a higher grade sulfide-rich core zone of 35.85 g/t gold over 6.45 meters, as follows:

	Width(m)	Gold(g/t)
	0.60	9.56
	0.80	5.48
	0.80	147.11*
	0.70	15.28
	1.25	30.02
	0.75	31.49
	0.60	20.61
	0.95	20.21
Total	6.45	35.85 Average (1.05 oz/ton gold)
		21.45* Average cut to 31 g/t

Sixty-two soil samples were taken from the La Union zone, directly east of the Tablon zone in the "B" soil horizon (residual soils), with several values in the range of 2 to 18 g/t gold.

Mineralization

(1) Cerro Tablon

Mineralization in the Tablon and Tablon West zones is hosted in northeast striking, moderately southeast dipping volcanic tuff, tuffaceous siltstone, and limestone that may belong to the Jurassic Oyotun Formation. The mineralized zones are irregularly shaped lenses of massive and semi-massive pyrrhotite-pyrite that crop out on a steep southeast-facing slope. An escarpment that marks the headwall of a large landslide separates the Tablon and Tablon West outcrop zones. Tablon and Tablon West were the principal target areas of the Phase 1 drill program.

The principal structural feature on Cerro Tablon is the Tablon Fault, a northeast striking, and steeply southeast dipping anastamosing fault zone. Mapping in the Tablon area has also identified secondary north-northeast (020°) and northwest (305°) trending structures.

Mineralization observed on surface and in adits at Tablon and Tablon West consists of massive to semi-massive sulfides, consisting predominantly of pyrrhotite with lesser pyrite and variable but minor chalcopyrite, bornite and sphalerite, as well as oxidized fault zones of the Tablon Fault. The diamond drilling at Tablon and Tablon West revealed the presence of sulfide disseminations, veins, stockworks and breccias, which can be observed in the underground workings but appear to have weathered recessively on surface.

Boulder trains derived from the mass wasting of the sulfide outcrops can be traced across a 350 meters swath of the hillside below the mineralized zones. The boulder trains can be traced downslope into the Quebrada Las Minas and upslope on the opposite (SE) side for about 150 meters. The massive sulfide boulders are generally large, ranging up to 190 cubic meters in volume, and tend to occur in clusters. They are geochemically and mineralogically similar to outcropping quartz-sulfide mineralization higheron the hill.

Prior to drilling a total of 122 samples of massive, semi-massive, and stockwork sulfide mineralization were collected from the outcrops at Tablon and Tablon West; the average grade of these samples is 5.6 g/t gold. The highest grade interval obtained from surface was 35.85 g/t gold (21.45 g/t gold when cut to 1 oz/ton) over 6.45 meters, including 147.11 g/t gold over 0.8 meters.

The La Union zone is an overburden covered, southwest trending ridge located immediately east of Tablon. A previous program of grid-based soil sampling here (62 samples collected on 25 meter centers on 50 meter spaced lines over a 200 x 550 meter area) defined a prominent gold and indicator element anomaly. Individual samples reported gold grades up to 18.1 g/t. The La Union soil anomaly was one of the areas tested in the Phase One drill program, with 4 of 30 drill holes targeting this anomaly.

(2) Cerro Las Minas

Epithermal precious metal mineralization, associated with anomalous arsenic, lead and zinc occurs in breccias, low-sulfide quartz veins, silicified zones and clay and clay-silica altered Tertiary volcanic rocks over a 1.5 square kilometer area on Cerro Las Minas, approximately 2 kilometers southeast of the peak of Cerro Tablon.

Gold mineralization in outcrops of silicified and silica-clay altered volcanic tuff within the main grid area was sampled during the June-July, 2000 exploration campaign. Sample results indicate that pervasive, strongly anomalous Au with a Pb-Zn-Ag-As association is present in a prominent outcrop in the south-central part of the Las Minas grid area, known as the West Breccia Zone. Previous sampling yielded up to 4.28 g/t gold over 2 meters. The wedge-shaped outcrop strikes E-W and is approximately 200 meters long, tapering from 10-15 meters wide in the east to 90 meters in the west. Recent work focused on resampling previously chip-channel sampled outcrops with modified panel samples. Details of this work are given in the results section of this report.

High-grade gold bearing quartz veins are exposed in old workings on the north, northeast, and south sides of Cerro Las Minas, near the contact between the Tertiary volcanic rocks and surrounding intrusive. The veins occur in shear zones and faults in the intrusive. Individual veins are typically 30 to 50 cm wide, and contain up to 38.3 g/t gold and 101.7 g/t silver. In some areas, the adjacent wall rocks contain quartz-sulfide veinlet stockworks grading up to 1.35 g/t gold. The veins (but not the lower grade wall rock zones) were exploited on a small scale, probably in the 18th century. It is speculated that the early miners were seeking free-milling gold within the veins, as opposed to the sulfide-bearing wall rocks.

Previous work by the Company identified a prominent gold in soil anomaly on what has been named the Peak zone, on the peak of Cerro Las Minas. The Peak zone was previously defined as a 150 by 350 meter gold in soil anomaly with values up to 4.045 g/t gold, open in all directions. Recent surface work in this area led to the discovery of several previously unknown workings, including adits and an inclined shaft. Sampling in the Peak zone during September-October 2001 included the collection of soil samples from two contour trails east and south of the Peak zone and sampling in the vicinity of the adits. The adits themselves were caved and inaccessible.

(3) The Northwest

The NW sector of the property is underlain by Paleozoic and Mesozoic sediments and volcanics, overlain by volcanic units of possible Tertiary age. These rocks are cut by bodies of felsic intrusive with associated breccias. A north-striking regional fault is inferred to pass up the Chicoate valley, separating a terrane of Paleozoic or Precambrian metamorphic rocks on the west from younger rocks to the east.

This large area encompasses several zones of interest, including "Zone A", a weakly conductive anomaly in the Quebrada Chicoate valley, and mineralized showings in the Vega de Cedros area, approximately one kilometer NE of Zone A. Gold in anomalous quantities is present in the stream sediments of Quebrada Chicoate and its tributaries, notably the Vega de Cedros stream that returned 81 ppb Au from a silt sample in its upper reaches and 340 ppb from one near its mouth. Another tributary stream draining northern Cerro Piedras Negras and SW Cerro Tablon yielded gold values of 36 ppb and 88 ppb, and a silt sample from the largest western tributary returned 137 ppb Au.

Silts from five locations in Q. Ananualla, the large next stream west of Chicoate, returned values ranging from 10 ppb to 115 ppb Au, with up to 296 ppm Cu. The gold in the Ananualla stream sediments may have the same bedrock sources as that in the large western tributary of Chicoate.

In the Vega de Cedros area, a few small artesanal workings were found. These were driven in altered subvolcanic or intrusive rock, following NE striking fault zones containing narrow quartz veins. A sample taken from one of the workings assayed 1160 ppb Au across a width of 20cm. Mineralized float is present on the hillside north of these workings, suggesting the presence of more mineralized structures.

Favorable geology and the anomalous Au in rock and stream sediment samples indicate that the NW area has good potential for mineralization of the types found on Cerro Las Minas and Cerro Tablon.

(4) The Southeast

The RT Cu-Au occurrence is the northernmost mineralized zone in this sector; it is located on the east side of the Rio Tabaconas approximately 600m downstream from Tamborapa village. A grab sample from an outcrop of magnetite-hematite containing 3-5% disseminated pyrite and traces of chalcopyrite returned 55 ppb Au, 1.0 ppm Ag, 1032 ppm Cu, and 351 ppm As. Three other samples returned up to 12 ppb Au with 256-545 ppm Cu. The rocks are strongly fractured; the sulfides in the samples are both disseminated and fracture-controlled. Previous workers did not record the sulfide and oxide mineralization in this area. The extent of the mineralized zone is unknown; outcrops are rare in this area and appear to be restricted to the banks and bed of the river.

Farther to the SE, the valleys of Quebrada San Francisco and Quebrada Charape contain outcropping Fe-Cu endoskarn mineralization associated with a variety of granitic rocks. Samples from massive magnetite and magnetite veins in diorite in Q. San Francisco returned between 1150 ppm and 41200 ppm Cu, with 7-126 ppb Au, up to 8.7 ppm Ag, and anomalous Pb and Zn. Stream sediments yielded high values of 70 ppb to 111 ppb Au. In Q. Charape, anomalous gold (21-287 ppb) was found in five silt samples in the middle and upper parts of the drainage. Follow-up stream sediment sampling in February 2001 in the upper section of Q.Charape failed to duplicate the original results, so this area has been downgraded. The San Francisco area requires follow-up work to determine the extent of the skarn mineralization and to determine the sources of the gold in the stream sediments.

Drilling

The Company conducted a diamond-drilling program at Cerro Tablon in September 2001. The drilling was contracted to Kluane Drilling International Ltd., which used a Hydracore Gopher diamond drill. A total of

1,600 meters of drilling was completed at a cost of approximately $390,000, recovering 5.25 cm diameter cores. The drill and accessories were delivered by truck to a point approximately 2.5 kilometers from the drill area and were carried the rest of the way by hand. Drill sites, each measuring approximately 5 meters square, were constructed by hand. Drill moves were completed manually and as a result no roads were constructed. The most significant physical challenge faced during the drill program was the construction of drill sites and access trails in the steep, rocky terrain west of the drill camp. Important sections of the target area are inaccessible and remain untested by drilling.

The Phase One drill program was designed to test outcropping sulfide mineralization in the Tablon and Tablon West zones, and to explore for eastern extensions of the same type of mineralization in the area of the La Union gold-in-soil anomaly.

This program intersected significant gold grades in the Tablon and Tablon West zones, including the following:

- 18.0 g/t gold over 16.4 meters (estimated true width of 7 meters), including 118 g/t (3.445 oz/ton) over 2.15 meters containing visible gold in drill hole RT01-29

- 4.9 g/t gold over 14.11 meters (estimated true width of 10 meters), including 15.2 g/t gold over 2.86 meters in drill hole RT01-22

- 8.8 g/t gold over 25.42 meters (estimated true width of 11.5 meters), including 19.8 g/t over 2.90 meters and 12.6 g/t over 7.62 meters in drill hole RT01-13

- 5.3 g/t gold over 17.09 meters (estimated true width of 11.3 meters), including 14.2 g/t gold over 2.66 meters in drill hole RT01-11

Sampling, Security and Analysis

Geochemical samples collected in the Phase One program consisted of core, rock (chips and channels, modified panel, grab or float) and soil. Following geotechnical and geological logging, all core recovered during the course of the Phase One drill program was split, with one-half sent for geochemical analysis and the other half stored in wooden core boxes stored in a secure location in Tamborapa village. Core samples were collected based on geologically significant intervals, marked by changes in lithology, alteration, and mineralization.

All samples collected for geochemical analyses at Rio Tabaconas were labelled, bagged and sealed on the property, driven to Jaen and shipped by bus to Bondar Clegg Canada Limited's ("Bonder Clegg") office in Lima, Peru for preparation. Sample pulps were transported by Bondar Clegg to Vancouver for geochemical analysis. A 30-gram split of all samples was analysed for gold by fire assay with an atomic absorption finish ("FA/AA"). An additional 36 elements were analysed by inductively coupled plasma ("ICP"). Samples with gold assays exceeding AA detection limits were analysed by fire assay with a gravimetric finish ("FA/Grav").

A program of check assays was conducted on a subset of core samples from the Phase One drill program. The original assays were all done by FA/AA on a 30 gram split, the overlimits were done by FA/Grav finish. The check assays comprised three groups:

1. Eight of the highest Au value samples were re-analysed using metallics screen analyses.
2. The remaining 21 samples with Au values over 10 g/t were re-analysed by the same method as the original analysis (FA/Grav), and
3. A randomly selected subset (10%) of samples in the 3 to 10 g/t Au range was re-analysed by the same method as the original analysis (FA/AA).

All check assays were done on a new split of the coarse rejects. The rejects, which are stored in Bondar Clegg's preparation facility in Lima were shipped by Bondar Clegg to their main lab in North Vancouver, British Columbia and then forwarded to the ALS Chemex laboratory in North Vancouver, British Columbia.

The results of the check assays show some significant variations from the original assays, with both appreciably higher and lower gold values obtained. Most notably:

1. The sample with visible gold (sample 500974) in hole RT01-29 originally reported an assay of 115 g/t Au. The metallics screen re-assay returned 185 g/t, confirming the presence of coarse gold.
2. The high grade sample at the base of the sulfide intersection in hole RT01-25 (sample 500868) originally assayed 33.3 g/t Au. The metallics screen re-assay was 13.14 g/t.
3. Sample 500468 in hole RT01-16 originally returned an assay of 13.8 g/t gold; the re-assay by the same method yielded 85.45 g/t.

The following conclusions can be drawn:

1. Of the eight samples submitted for metallic screen analyses, three contained gold grades significantly different from the original FA/Grav analyses, the remaining 5 analyses were within 10% of the original FA/Grav analyses.
2. Of the 21 high-grade samples re-analysed by FA/Grav, 10 of 21 samples were within 10% of the original assay and one was within 5%.
3. Of the 7 randomly selected samples in the 3 to 10 g/t Au range, 7 of the 8 samples showed >10% variation.

The variations in gold grades between the original and check assays are in large part within acceptable limits; the wider variations are probably due to a "nugget effect", since large gold particles have been observed in drill core at Tablon. No formal studies have been conducted to determine the size range of native gold particles in the mineralized zones of the property.

Mineral Resource and Mineral Reserve Estimates

The Company has not established any mineral resource or reserve estimates at this stage of exploration of the Rio Tobaconas property.

Mining Operations

The Company has no development or producing properties.

Exploration and Development

Exploration by the Company on the Rio Tabaconas property has revealed a number of targets on both Cerro Tablon and Cerro Las Minas, only a few of which have been drill tested.

<u>Current Stage</u>

The next stage of exploration at Rio Tabaconas will be a surface program which will include:

- a 15-20 line kilometer ground geophysical survey (Induced Polarization/Resistivity & Magnetometer) over Cerro Tablon, Cerro Las Minas and Anomaly A, located some two to three kilometers west of the peak of Cerro Tablon.

- detailed geological mapping, manual trenching and rock and soil sampling of key target areas on Cerro Tablon and Cerro Las Minas.

- structural interpretation of key target areas on Cerro Tablon and Cerro Las Minas.

- geological mapping, sampling (rock, soil and stream sediments) and prospecting of outlying targets identified by regional reconnaissance program.

The goals of this program are twofold; primarily to advance undrilled targets on Cerro Tablon and Cerro Las Minas to drill stage, and secondly to evaluate and delineate other zones of mineralization on the property indicated by regional reconnaissance work.

Crews were mobilized for this surface program on January 30, 2002. The field program is expected to be completed in March 2002 and the budget for this work is $286,000. The Company is not aware of any factors which would delay this program.

Next Stage

Subject to results from the current surface exploration program and availability of sufficient financing, the Company is planning to conduct a 3,000 meter, Phase Two drill program on the Rio Tabaconas property. This program will include drilling of targets on Cerro Tablon, Cerro Las Minas and possibly other areas of the property, such as Anomaly A. Prioritization of drill targets will be achieved by the evaluation of geological, geochemical and geophysical information. The program is expected to be completed in July or August 2002 at an estimated cost of $890,000. The Company is not aware of any factors which would delay this program.

Drill results will be the determining factor for the Company's management to decide whether to:

(a) Raise funds to continue exploring and retain 100% property ownership diluting the share capital base,

(b) Negotiate with a major mining company to take the property to production with The Company retaining a carried interest, or

(c) Terminate the program.

Subject to a successful drill program, a follow-up program would be considered at which is expected to consist of the following:

- Cerro Tablon - to continue the drilling to fully test the target zone, plus extensions indicated by geology, geochemistry and geophysics, for both bulk mineable open pit and higher grade lode targets.

- Cerro Las Minas - drill testing target areas as defined by geology, geochemistry and/or geophysics for bulk mineable open pit gold targets with structurally controlled, higher grade zones.

- "Anomaly A" - indicated depth of the airborne EM feature is 60-70 meters, located at the western contact of the Tablon intrusive with sedimentary rocks. Anomaly definition by ground geophysics (IP/Resistivity and Magnetometer) and drilling.

- Porphyry Target - deep drilling to test for the occurrence of a large mineralized porphyry Cu-Au system underlying Cerro Tablon. This concept is supported by isolated occurrences of porphyry-style copper mineralization (0.1 - 0.5% Cu) in Quebrada Las Minas, and the evidence of a strong Cu and Au-bearing hydrothermal alteration system at Cerro Tablon.

Argentinean Properties

Potrerillos & Rio de las Taguas Properties

Introduction

The Company owns or has options to acquire two properties in the Valle de Cura region of San Juan Province, Argentina, namely the 4,000 hectare Potrerillos property and the 1,820 hectare Rio de las Taguas property. Potrerillos and Rio de las Taguas are located a few kilometers east of Barrick's Pascua-Lama (23.7 million ounces of gold and 560 million ounces of silver) and Veladero deposits within the extension of the Maricurga/El Indio gold belts of Chile - Argentina. The Potrerillos and Rio de las Taguas properties are in the exploration stage. At this stage the Argentine properties are not material properties.

Ownership

Rio Taguas property: owned by the Company 100%.

Potrerillos property: Pursuant to an agreement dated November 19, 1998, as amended, between the Company and Lirfer S.A., the Company has the right to acquire a 100% interest in this property in consideration for US$580,000 of which US$245,000 has been paid. The balance is payable as follows: US$5,000 (April 30, 2002), US$80,000 (December 30, 2002), US$80,000 (December 30, 2003), US$170,000 (December 30, 2004, with an option to exercise). An amount of US$1,000,000 must be paid in lieu of royalty to be paid after positive feasibility study is finished, and production must be commenced not later than 12 months after the option exercise.

For each year of delay in production start-up the Company will pay US$100,000 as an advance of the US$1,000,000 (first installment 12 months after feasibility study).

This option agreement and its payments includes two other properties on which a US$1,000,000 payment in lieu of royalty applies to each of them.

Barrick Joint Venture

Pursuant to a joint venture agreement dated August 17, 1999 between the Company and Barrick Gold Corporation ("Barrick"), the Company granted Barrick an option to earn an interest in either the Rio de las Taguas or Potrerillos properties in the Valle del Cura region. Barrick may earn a 50% interest in the selected property by paying the Company US$250,000 and expending US$3 million in exploration on the selected property within five years of making the US$250,000 payment. Barrick must exercise this option on or before November 30, 2002.

If Barrick elects to exercise its option and once Barrick has earned its 50% interest, the property will be operated as a joint venture with Barrick as the operator and each party paying its proportionate share of expenses, subject to normal dilution and non-consent provisions. If either party is diluted down to a 20% interest, that interest will be converted to a 5% net smelter royalty. Barrick will have the right to earn an additional 25% interest, for a total of 75%, by agreeing within two years of vesting its 50% interest to provide financing necessary to bring the property into commercial production.

In addition, Barrick shall have the option to purchase a 100% interest in the selected property from the Company for US$2 million and a 5% net smelter return production royalty. Unless the parties agree otherwise, this option may be exercised by Barrick only after Barrick has completed US$3 million in exploration expenditures on the selected property without making a discovery of ore in commercial quantities.

Exploration Plans

Further exploration on the Potrerillos and Rio de las Taguas properties is on hold pending improved gold prices and a resumption of exploration and development activities at the nearby Pascua-Lama and Veladero deposits by Barrick.

Mogote Property

The Mogote property consists of one cateo and three discoveries, which together cover 8,009 hectares. The property is located along the Chile-Argentina boarder, in the San Juan Province, approximately 300 kilometers northwest of the city of San Juan. The property lies approximately 30 kilometers due east of Metallica's El Moro/La Fortuna discovery, currently under option to Noranda. The Mogote property is in the exploration stage.

Under an option agreement dated June 7, 2000, as amended August 3, 2000, and September 1, 2000, the Company may acquire a 100% interest in the property by making cash payments totalling $280,000. To date, the Company has paid US$15,000 towards these payments. The vendors will also have the right to receive a royalty of 0.5% NSR, up to a maximum of $500,000.

On March 5, 2001, the Company entered into a letter agreement and granted Rio Tinto Mining and Exploration Limited, Sucursal Argentina ("Rio Tinto") an exclusive option exercisable at the sole discretion of Rio Tinto to aquire a 70% interest in the property. In December, 2001 Rio Tinto elected not to proceed with the IMA-Rio Tinto joint venture as a result of budgetary constraints. Subsequent to termination of the IMA-Rio Tinto joint venture, a number of major mining companies have expressed an interest in the Mogote Property.

Chubut Properties (Laguna del Toros, Evelina-Las Bayas)

In early 2001, the Company acquired by staking, a 100% interest in four cateos totalling 4,200 hectares in western Chubut Province, Patagonia, named the Laguna del Toros property. In October, 2001 the Company then acquired, also by staking, a 100% interest in the 3,450.3 hectare Evelina (Las Bayas) Property, which consists of one cateo. The Company's application with the Province of Chubut for Laguna del Toros has been accepted as of April 30, 2001 and for Evelina (Las Bayas) as of November 12, 2001. The Chubut properties are in the exploration stage.

The Patagonia region of Argentina has long been recognized as a highly prospective setting for low sulphidation epithermal gold mineralization. The discovery and delineation of Brancote Holdings PLC's Esquel deposit and Anglo Gold Limited's Cerro Vanguardia deposit have demonstrated the potential for significant gold deposits in this region. Worldwide, this deposit type has produced numerous low cost and highly profitable mines, including El Peñón in Chile, Hishikari in Japan, and Creede and Round Mountain in the United States, making it a much sought after style of mineralization.

Preliminary reconnaissance geological mapping and rock sampling in mid-2001 indicates that Laguna del Toros covers a number of mineralized epithermal quartz veins. The largest occurrence, the Morgul vein, outcrops discontinuously for over one kilometer, with widths of up to 20 meters of quartz vein material. The presence of anomalous gold values together with strongly anomalous silver, arsenic and mercury values suggests that the exposed vein could represent the upper portion of a more strongly mineralized gold system at depth.

Preliminary reconnaissance geological mapping and rock sampling in 2001 indicates that host strata at the Evelina (Las Bayas) Property is cut by a series of subparallel epithermal quartz veins exposed over a minimum one kilometre strike length. To date 17 rock samples have been collected from the Evelina (Las Bayas) Property and analyzed for gold, silver, copper, lead, zinc, arsenic, antimony and mercury.

A follow-up surface reconnaissance program aimed at mapping and further sampling epithermal precious metal mineralization on the Laguna del Toros and Evelina (Las Bayas) properties is planned for 2002.

Other Assets

As of the date of this AIF, the Company does not hold any other significant assets.

Employees

As of the date of this AIF, the Company has 7 full-time and 3 part-time employees in the areas of management and administration. Exploration activities are conducted by consultants and labourers and technician hired for the duration of the exploration program.

Risk Factors

Due to the nature of the Company's business and the present stage of exploration on its mineral resource properties, the following risk factors apply to the Company's operations:

***Liquidity and Cash Flow*:** To date the Company has not generated any revenues from operations to fund ongoing operational requirements and cash commitments. The Company has financed its operations principally through the sale of its equity securities and the disposition of certain other assets. As at February 28, 2002, the Company had working capital of approximately $734,500. The Company will require additional financing for planned exploration and ongoing corporate overhead and property acquisitions for the remainder of fiscal 2002.

Exploration Stage Company: An investment in a natural resources company involves a high degree of risk. The degree of risk increases substantially where the Company's properties are in the exploration stage.

Additional Financing: The Company at present does not, however, have sufficient funds to conduct all of its proposed exploration programs on its properties and will need to obtain additional financing or find joint venture partners in order to complete any such programs. There is no assurance that the Company will be successful in obtaining the required financing or negotiating agreements with potential joint venture partners. The failure to obtain such financing or complete joint venture arrangements could result in the loss or substantial dilution of the Company's interests (as existing or as proposed to be acquired) in its properties. The Company's business strategy contemplates investments in joint ventures to fund exploration activities on the Company's properties. Joint ventures may involve significant risks and the Company may lose any investment it makes in a joint venture, including the Company's interest in any properties it contributes. Any investments, strategic alliances or related efforts are accompanied by risks such as: the difficulty of identifying appropriate joint venture partners or opportunities; the time the Company's senior management must spend negotiating agreements and monitoring joint venture activities; the possibility that the Company may not be able to reach agreement on definitive agreements, with potential joint venture partners; potential regulatory issues applicable to the mineral exploration business; the investment of the Company's capital or properties and the loss of control over the return of the Company's capital or assets; the inability of management to capitalize on the growth opportunities presented by joint ventures; and the insolvency of any joint venture partner.

There are no assurances that the Company would be successful in overcoming these risks or any other problems encountered with joint ventures, strategic alliances or related efforts.

Exploration Risks: Mineral exploration is highly speculative in nature, involves many risks and frequently is nonproductive. There can be no assurance that the Company's efforts to identify reserves will be successful. Moreover, substantial expenditures are required to establish reserves through drilling, to determine metallurgical processes to extract the metal from the ore and to construct mining and processing facilities. During the time required to establish reserves, determine suitable metallurgical processes and construct such mining and processing facilities, the economic feasibility of production may change because of fluctuating prices. The Company would like to establish reserves but does not expect to construct and operate a mine.

Project Delay: The Company's minerals business is subject to the risk of unanticipated delays in developing and permitting its projects. Such delays may be caused by fluctuations in commodity prices, mining risks, difficulty in arranging needed financing, unanticipated permitting requirements or legal obstruction in the permitting process by project opponents. In addition to adding to project capital costs (and possibly operating costs), such delays, if protracted, could result in a write-off of all or a portion of the carrying value of the delayed project.

Title to Properties: The validity of mining claims, which constitute a significant portion of the Company's undeveloped property holdings, is often uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its undeveloped properties, the Company, in accordance with mining industry practice, does not generally obtain title opinions until a decision is made to develop a property, with the attendant risk that some titles, particularly titles to undeveloped properties, may be subject to contest by other parties.

Price Fluctuations and Share Price Volatility: In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly junior mineral exploration companies, like the Company, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares fluctuated from a high of $0.62 to a low of $0.27 during the 12-month period ending February 28, 2002. There can be no assurance that continual fluctuations in price will not occur.

Operating Hazards and Risks: Mining operations involve many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration for metals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although the Company maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits. In addition, certain risks to which the Company is exposed are either excluded from coverage, are uninsurable or are prohibitively expensive to insure against. In all these events, the Company could incur significant costs that could have a materially adverse effect upon its financial condition.

Metal Prices: Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major mineral producing regions.

Management: The Company is dependent on the services of Joseph Grosso, the President and a director of the Company, Gerald G. Carlson, the Chairman of the Company's Board of Directors, and William Lee, the Company's Chief Financial Officer. The loss of any of these people could have an adverse affect on the Company. Joseph Grosso provides his services to the Company through Oxbow International Marketing Corp. ("Oxbow"). Gerald G. Carlson provides his services to the Company through KGE Management Ltd. All of the Company's other officers and directors are employed directly by the Company. The Company has entered into consulting agreements with Oxbow and KGE Management Ltd.. The Company has entered into an employment agreement with William Lee. The Company does not maintain "key-man" insurance in respect of any of its principals.

Dependence Upon Others: The success of the Company's operations will depend upon numerous factors, many of which are beyond the Company's control, including (i) the ability of the Company to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions; (ii) the ability to discover and produce minerals; (iii) the ability to attract and retain additional key personnel in investor relations, marketing, technical support, and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company. There can be no assurance of success with any or all of these factors on which the Company's operations will depend.

Conflicts of Interest: Some of the Company's directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties including properties in Canada , Argentina and Peru. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they many have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director.

Foreign Countries and Regulatory Requirements: Certain of the projects in which the Company has an interest are located in Argentina and Peru. Mineral exploration and mining activities in Argentina and Peru may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. The Company does not maintain and does not intend to purchase political risk insurance. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety. The status of Argentina and Peru as developing countries may make it more difficult for the Company to obtain any required exploration financing for its projects. The effect of all of these factors cannot be accurately predicted. Both the Argentine and Peruvian economies have experienced recessions in recent years and there can be no assurance that their economies will recover from such recessions.

In addition, Argentina has recently experienced economic and political instability. An economic crisis has developed since December 2001. As a result, Argentina has defaulted on its loans and is working with the International Monetary Fund on a bail-out loan agreement. The Company maintains the majority of its funds in Canada and only forwards sufficient funds to meet current obligations and overhead in Argentina. The Company does not believe that any current currency restrictions which may be imposed in Argentina will have any immediate impact on the Company's exploration activities.

Currency Fluctuations: The Company's operations in Argentina, Peru and Canada make it subject to foreign currency fluctuations and such fluctuation may adversely affect the Company's financial position and results. The Company's property, option and mining expenses are generally denominated in U.S. dollars. As such, the Company's principal foreign exchange exposure is related to the conversion of the Canadian dollar into U.S. dollars. The Canadian dollar varies under market conditions. In recent years, the Canadian dollar has experienced a devaluation against the U.S. dollar, which requires the Company to spend more Canadian dollars on its projects. Continued devaluation of the Canadian dollar against the U.S. dollar, could materially and adversely affect the Company's operations and financial position. The Company's foreign subsidiaries comprise a direct and integral extension of the Company's operations. These subsidiaries are also entirely reliant upon the Company to provide financing in order for them to continue their activities. Consequently, the functional currency of these subsidiaries is considered by management to be the Canadian dollar and accordingly exchange gains and losses are included in net income. Management does not believe the Company is subject to material exchange rate exposure from any fluctuation of the Argentine or Peruvian currencies. The Company does not engage in hedging activities.

Environmental Regulations: The Company's operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. At present, the Company does not believe that compliance with environmental legislation and regulations will have a material affect on the Company's operations; however, any changes in environmental legislation or regulations, or in the Company's business, may cause compliance with such legislation and/or regulation to have a material impact on the Company's operations. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

No Dividends: The Company has not paid out any cash dividends to date and has no plans to do so in the immediate future.

4. SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information set out below and certain of the comments which follow are based on and derived from the consolidated financial statements of the Company. Reference should also be made to the discussion under the heading "Risk Factors".

Fiscal Year Ended December 31			
	2000	1999	1998
Interest and Miscellaneous Income	$156,865	$47,231	$97,217
Income (Loss)	$(2,024,440)	$(1,745,757)	$499,497
Income (Loss) per Share	$(0.17)	$(0.23)	$0.12
Total Assets	$4,979,696	$3,602,242	$2,729,314
Long Term Debt	-	-	-
Cash Dividends Declared	-	-	-

Fiscal 2001 - Quarters Ended			
	Sept. 30/01	Jun. 30/01	Mar. 31/01
Interest and Miscellaneous Income	$26,230	$71,884	$30,916
Income (Loss)	$(240,797)	$(166,301)	$168,961
Income (Loss) per Share	$(0.01)	$(0.01)	$0.01
Total Assets	$5,256,368	$5,339,576	$4,827,537
Long Term Debt	-	-	-

Fiscal 2000 - Quarters Ended				
	Dec.31/00	Sept. 30/00	Jun. 30/00	Mar. 31/00
Interest and Miscellaneous Income	$22,158	$13,147	$93,844	$27,716
Income (Loss)	$(1,639,873)	$(256,092)	$(391,232)	$262,757
Income (Loss) per Share	$(0.14)	$(0.02)	$(0.04)	$0.03
Total Assets	$4,979,696	$6,136,837	$4,658,040	$4,376,304
Long Term Debt	-	-	-	-

Fiscal 1999 - Quarters Ended				
	Dec.31/99	Sept. 30/99	Jun. 30/99	Mar. 31/99
Interest and Miscellaneous Income	$32,850	$7,994	$2,922	$3,465
Income (Loss)	$(595,579)	$(197,942)	$(378,769)	$(584,357)
Income (Loss) per Share	$(0.07)	$(0.03)	$(0.06)	$(0.09)
Total Assets	$3,602,242	$3,696,374	$2,347,387	$2,426,746
Long Term Debt	-	-	-	-

Dividend Policy

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future. Any decision to pay dividends on its common shares in the future will be made by the board of directors of the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time. There are no restrictions that could prevent the Company from paying dividends on its common shares.

5. MANAGEMENT'S DISCUSSION AND ANALYSIS

The selected consolidated financial information set out below and certain of the comments which follow are based on and derived from the consolidated financial statements of the Company.

Overview

The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties in South America, principally in Argentina and Peru. At this stage of development the Company has no producing properties and, consequently, has no current operating income or cash flow.

The Company's accounting policy is to defer all direct costs related to the acquisition, exploration and development of mineral properties held or controlled by the Company on an individual property basis until viability of a property is determined. General exploration costs are expensed as incurred. When a property is placed in commercial production, such deferred costs are depleted using the units-of-production method.

Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property.

On August 20, 2001, the Company entered into an agreement with its then 80% subsidiary, IMPSA to acquire its 8 shares, representing 80% of the capital, of IMPSA BVI and its advances to IMPSA BVI of approximately US $1.536 million in exchange for $850,000 and a 2% fee, to be calculated based on net revenue generated from certain Peruvian properties, to a maximum of $1.4 million. IMPSA undertook to use these proceeds to retire its outstanding debt to the Company. The agreement was approved by the shareholders of IMPSA at an Extraordinary Meeting held on September 14, 2001. The result of this transaction was to allow the Company to directly hold 100 % of the rights to the Peruvian properties rather than indirectly through a subsidiary. The Company continues to hold 80% of IMPSA. The sole remaining asset of IMPSA is the right to receive a fee, to a maximum of $1.4 million on certain properties held by the Company.

Nine Months Ended September 30, 2001 Compared to Nine Months Ended September 30, 2000

During the nine months ended September 30, 2001, the Company reported a consolidated loss of $576,059 ($0.04 per share), a decrease of $334,022 from the loss of $910,081 ($0.08 per share) in 2000. The decrease in the loss experienced by the Company in 2001, compared to 2000, was due to a number of factors of which $231,382 can be attributed to operating expenditures and $102,640 to non-operating items.

The Company for the period ended September 30, 2001 has kept its operating and financing activities to a minimum with the exception of the pre-drill program on the Rio Tabaconas property in Peru and examining a few potential prospect properties and renegotiations of several property agreements. As a result the Company experienced increases in the following expenses: (i) Bank charges and interest - $445 (ii) Rent, parking and storage - $2,882 due to additional office space as of last August 2000; (iii) Salaries and employee benefits - $19,971 of which reflects the cost of a full time administrative assistant; and (iv) Travel and accommodation - $6,100 as a result of attending an investors conference during September 2001.

The following expenses decreased for the period: (i) Administrative and management services - $2,949; (ii) Amortization and depreciation - $5,131; (iii) Corporate development and investor relations - $106,032 which $15,094 related to media promotion, $5,488 for Conferences, $55,710 for Corporate development and full time investor relations staff paid in the previous period; (iv) General exploration - $4,961; (v) Office and sundry - $4,501; (vi) Printing - $6,171; (v) Professional fees - $118,445 of which $36,964 related to services provided in Argentina and $80,000 for one time cost paid in the previous period; (vii) Telephone and utilities - $12,415; (viii) Transfer agent and regulatory fees - $175.

Interest and miscellaneous income reported for the period ended September 30, 2001 was $129,030 an decrease of $5,677 from $134,707 reported in 2000 mainly due to a reduction of overhead charge for the exploration expenditures on the Valle del Cura property allowed under the Barrick agreement.

During the period ended September 30, 2001 the Company disposed of 100,000 Viceroy common shares for $16,966 cash proceeds, recording a loss of $6,534. A provision of $16,618 was required for marketable securities for the period ended September 30, 2001 as compared to $138,885 reported in 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31,1999

The Company reported a consolidated loss of $2,024,440 ($0.17 per share) in 2000, an increase of $278,683 from the loss of $1,745,757 ($0.23 per share) in 1999. The increase in the loss experienced by the Company in 2000, compared to 1999, was due to an increase in operating expenditures of $102,205 and non-operating cost of $165,588.

As the Company began a drilling program in the middle of April on the Valle del Cura region of Argentina, financed by Barrick, it also increased its activities in seeking additional properties, corporate development and investor relations, and financing. As the exploration season in Argentina came to an end due to the onset of the winter season, the Company focused on its Tamborapa property in northern Peru carrying out Phase I of the exploration program during June and July and a helicopter-borne electromagnetic survey in November. These activities resulted in an increase in the following expenses: (i) Corporate development and investor relations - $84,214, $42,340 of which was for media promotion, $4,000 for news release dissemination, $7,000 to reflect a full year of investor relations staff cost and $30,000 for corporate development; (ii) Professional fees - $ 82,414 , $33,450 of which relates directly to the filing cost of a registration statement and $36,964 related to services provided in Argentina; (iii) Rent, parking and storage - $7,944 as a result of increase in parking cost of $2,083 and additional office space expenses beginning in August of $5,563; and (iv) Salaries and employee benefits - $33,410 , $11,000 of which reflects the cost of a full time receptionist and $22,410 to reflect the actual remuneration and applicable taxes which had been cutback in the prior year.

The following expenses decreased in 2000 as compared to 1999 : (i) Administration and management services -$48,940 as a result of a one time director's fee of $42,984 paid in the previous year and a reduction of $11,909 paid to KGE Management Ltd, Gerald G. Carlson and an increase of $20,250 paid to Nikolaos Cacos the Corporate Secretary; (ii) Bank Charges - $5,920 as a result of fewer wire transfers ; (iii) General exploration - $ 23,188 due to more costs being capitalized; (iv) Office and sundry - $432; (v) Printing - $4,260; Telephone and utilities - $6,022 due to lower long distance rates and better use of electronic mail and; (iv) Transfer agent and regulatory fees -$3,897; and (v) Travel and accommodations - $13,252 as a result of attending fewer trade shows and trips to South America.

During 2000 the Company terminated option agreements on certain mineral claims and accordingly wrote off $789,953 of mineral claims and deferred cost as compared to $98,628 in 1999. The option agreements terminated include: the Bosque Property (Pelambres); the Muñoz Properties (Surena, Teatinos); the Rodrigues/Garcia Properties (Calin 1-12); and the Ramos Property (Jaguelito).

Interest and miscellaneous income reported for 2000 was $156,865 an increase of $109,634 from $47,231 reported in 1999 largely due to the overhead charge for the exploration expenditures on the Valle del Cura property allowed under the Barrick agreement.

During 2000, the Company did not dispose of any Viceroy common shares, reporting no loss as compared to a loss of $161,859 reported in 1999. A provision for marketable securities for 2000 of $178,777 was made, a decrease of $237,878 from that reported in 1999 due to a more stable market condition.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

The Company reported a consolidated loss of $1,745,757 ($0.23 per share) in 1999, a change of $2,245,254 from the income of $499,497 in 1998. The increase in loss experienced was due mainly to the fact that in 1998, the Company reported a gain of $2,106,629 from the exchange of its 50% interest in the Minas Barbados for 2,200,000 Viceroy common shares, at an ascribed price of $2.25 per share and the extinguishments of all debts owing to MASA. Excluding the unusual gain of $2,160,629, the comparative figure would have been a loss of $1,607,132.

Given that the depressed market conditions for the junior resource industry continued into 1999, the Company kept its activities to a minimum and continued to experience decreases in the following expenses: (i) corporate development and investor relations - $69,248 resulting from reduced promotional activities and trade conferences attendance; (ii) salaries and employee benefits - $21,654 as a result of reducing the geological staff; (iii) telephone and utilities - $14,148 as a direct result of the reduction in promotional activities; and (iv) transfer agent and regulatory - $8,117 as a result of reduced financing activities.

The Company relocated to new premises at the beginning of 1999 as its lease had expired, which has attributed to a slight increase in the following: (i) office and sundry - $10,950; and (ii) rent, parking and storage - $11,303. The new office premises are currently leased from Beauregard, a private company owned 50% by Mr. Joseph Grosso, an officer and director of the Company, and 50% by his wife, Mrs. Evelina Grosso. Under this arrangement, the Company is currently paying $3,754 per month for rent and operating costs, compared to $3,708 per month in 1998.

In February 1999, Dr. G. Carlson was appointed as the Chairman of the Board responsible for overseeing the exploration and mining development of the Company. During 1999, professional fees increased by $69,414 compared to 1998, of which a significant portion was attributed to Dr. Carlson's salary. Administrative and management services increased $69,819, from $197,572 in 1998 to $267,394 in 1999, primarily as a result of changes in office and exploration personnel.

Interest and miscellaneous income reported for 1999 was $47,231, a decrease of $49,986 from $97,217 reported in 1998, and is comprised of interest income only while the previous period included $90,000 of administration expense recoveries from IMPSA.

During the year ended December 31, 1999, the Company disposed of 252,800 Viceroy common shares for $406,941 cash proceeds, recording a loss of $161,859.

Liquidity and Capital Resources

Subsequent to September 30, 2001, the Company completed a non-brokered private placement of 2,700,000 units at $0.38 per unit, to raise gross proceeds of $1,026,000. Each unit consists of one common share and one common share purchase warrant. Two whole warrants entitle the holder to purchase an additional common share for a period of one year at $0.45 per share. The Company has paid $82,080 as finders' fees and granted warrants to purchase 270,000 common shares for a period of one year at $0.45 per share. As at February 28, 2002, the Company had working capital of approximately $734,500. For the next 12 months, the Company has budgeted $1.2 million for its exploration program and approximately $420,000 for property payments on its existing property holdings. The Company currently does not have sufficient working capital to fund all of its planned exploration work and property commitments and meet all its ongoing overhead obligations. The Company will continue to rely on successfully completing additional equity financing and/or conducting joint venture arrangements to further exploration on its properties. There can be no assurance that the Company will be successful in obtaining the required financing or negotiating joint venture agreements. The failure to obtain such financing or joint venture agreements could result in the loss of or substantial dilution to the Company's interest in its properties.

6. MARKET FOR SECURITIES

The Company's common shares are listed for trading on the Canadian Venture Exchange (the "CDNX") under the classification of a "venture company".

7. DIRECTORS AND OFFICERS

The name and municipality of residence, positions held with the Company and principal occupation of each director, officer and executive officer of the Company within the five preceding years as at the date of this AIF is as follows:

Name, Position and Municipality of Residence[(1)]	Principal Occupation During the Past Five Years[(1)]	Period of Service as a Director/Officer[(2)]
GERALD CARLSON Chairman and Director (resident of West Vancouver)	President and Director of Copper Ridge Exploration Inc., a public British Columbia mineral exploration company from March 1999 to present. President and CEO of LaTeko Resources Ltd. from December 1996 to February 1999.	1999 - Present
JOSEPH GROSSO President, Chief Executive Officer and Director (resident of Burnaby)	Director and officer of the Company since February 1990. President of Oxbow International Marketing Corp., a private British Columbia company.	1990 - Present
WILLIAM LEE[(3)] Vice-President, Chief Financial Officer and Director (resident of Tsawwassen)	Chartered Accountant. CFO of the Company since June 1996.	1996 - Present
ROBERT BROWN[(3)] Director (resident of West Vancouver)	Professional Engineer. Presently VP Exploration and director of Soho Resources Corp., a mineral exploration company. Exploration Manager of the Company from March 1996 to April 1997.	1996 - Present
SEAN HURD[(3)] Investor Relations Manager and Director (resident of Vancouver)	Investor relations manager for the Company from June 2001 to present and director since September 2000. Investor relations manager for Mercury Scheduling Systems Inc. from August 2000 to March 31, 2001. Investor relations manager for the Company from June 1999 to August 2000. Investor relations for Senate Capital from February 1996 to May 1999.	2000 - Present
NIKOLAOS CACOS Corporate Secretary and Vice-President Investor Relations (resident of Vancouver)	Corporate Secretary and Vice-President Investor Relations of the Company since 1993. Director of Info Touch Technologies, a high technology company, since August 1998. President and CEO of Cerra Capital Corp. a capital pool corporation, since May 2000. President of XS Capital Corp., a private British Columbia company, since May 2000.	1994 - Present

(1) The information as to place of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2) All directorships expire at the Company's next annual general meeting to be held in June 2002.
(3) Denotes members of the Audit Committee.

As at the date of this AIF the Company's directors and senior officers, as a group, beneficially hold a total of 590,353 common shares, directly or indirectly, representing 3.07% of the Company's issued common shares and also hold incentive stock options to purchase up to 922,500 common shares exercisable at $0.40 per share and warrants to purchase up to 292,400 common shares at between $0.40 and $0.75 per share.

The Company does not currently have an Executive Committee.

Other than as disclosed elsewhere in this AIF, there are no known existing or potential conflicts of interest among the Company, directors, officers, principal holders of securities and persons providing professional services to the Company, nor any associate or affiliate of the foregoing.

Certain of the directors also serve as directors of other companies or have significant shareholdings in other companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the board of directors, a director who has such a conflict will disclose the nature and extent of his interest to the meeting and abstain from voting for or against the approval of such a participation or such terms.

8. ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's common shares, options to purchase securities and interest of insiders in material transactions is contained in the Company's information circular dated May 14, 2001 for its Annual General Meeting held on June 21, 2001. Additional financial information is provided in the Company's comparative financial statements for the year ended December 31, 2000 and the nine months ended September 30, 2001. A copy of this AIF, together with any document incorporated herein by reference, the Information Circular and the financial statements (including any interim statements from the past fiscal year) may be obtained upon request from the Corporate Secretary of the Company. A reasonable fee for copying may be charged if the request is made by a person who is not a registered security holder of the Company.

Annual financial statements, proxy circulars and interim financial statements of the Company filed with the British Columbia Securities Commission are available at the SEDAR internet web site (www.SEDAR.com).